SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                           For the month of May, 2006

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Director/PDMR Shareholding announcement dated 26 May 2006




NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

Prudential plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

Philip Broadley, Sir David Clementi, Clark Manning, Michael McLintock, Roberto Mendoza, Mark Norbom, Kathleen O'Donovan, Nick Prettejohn, Mark Tucker - iii

Rebecca Burrows, Peter Maynard, Priscilla Vacassin - i

3. Name of person discharging managerial responsibilities/director

Philip Broadley, Sir David Clementi, Clark Manning, Michael McLintock, Roberto Mendoza, Mark Norbom, Kathleen O'Donovan, Nick Prettejohn, Mark Tucker, Rebecca Burrows, Peter Maynard, Priscilla Vacassin

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Gillian Broadley - wife of Philip Broadley

Claire Prettejohn - wife of Nick Prettejohn

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification relates to the persons named in 3 and 4 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares ordinary shares of 5p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

(See section 9 for the number of shares held)

Philip Broadley & Gillian Broadley - in own name

Philip Broadley & Gillian Broadley - shares held in an ISA in name of Rock Nominees Limited

Philip Broadley - shares held in Trust in the name of BWCI Trust Company Limited

Sir David Clementi - shares held in the name of Frank Nominees Limited at Kleinwort Benson

Clark Manning

Roberto Mendoza -shares held in the name of Goldman Sachs Securities (Nominees) Limited

Michael McLintock - shares held in Trust in the name of BWCI Trust Company
Limited

Mark Norbom - in own name

Mark Norbom - shares held in trust in the name of BWCI Trust Company Limited

Kathleen O'Donovan

Claire Prettejohn

Mark Tucker

Mark Tucker - shares held in Trust in the name of BWCI Trust Company Limited

Rebecca Burrows - shares held in Trust in the name of BWCI Trust Company Limited

Peter Maynard - shares held in Trust in the name of BWCI Trust Company Limited

Priscilla Vacassin - shares held in Trust in the name of BWCI Trust Company Limited



8 State the nature of the transaction

Scrip dividend on ordinary shares of Prudential plc - see section 9



9. Number of shares, debentures or financial instruments relating to shares acquired

Philip Broadley

360 ordinary shares (348 shares for the Director and 12 shares for his spouse)

69 ordinary shares on shares held in an ISA with Rock Nominees Limited (54 shares on behalf of the Director and 15 shares on behalf of his spouse)

596 ordinary shares acquired in respect of shares held in Trust under the Director's Deferred Share Award under the Prudential Annual Incentive Plan

Sir David Clementi - 429 ordinary shares in respect of the shares held with Kleinwort Benson

Clark Manning 398 ordinary shares

Roberto Mendoza

3,310 ordinary shares in respect of shares held in the name of Goldman Sachs (Nominees) Limited)

Michael McLintock 3,665 ordinary shares acquired in respect of shares held in Trust under the Director's Deferred Share Award under the Prudential Annual Incentive Plan

Mark Norbom

497 ordinary shares

812 ordinary shares acquired in respect of shares held in Trust under the Director's Deferred Share Award under the Prudential Annual Incentive Plan

Kathleen O'Donovan 116 ordinary shares

Nick Prettejohn - 1 ordinary share in the name of his spouse

Mark Tucker

1,426 ordinary shares

578 ordinary shares acquired in respect of shares held in Trust under the Director's Deferred Share Award under the Prudential Annual Incentive Plan

Rebecca Burrows 233 ordinary shares acquired in respect of shares held in Trust under the Director's Deferred Share Award under the Prudential Annual Incentive Plan

Peter Maynard 664 ordinary shares acquired in respect of shares held in Trust under the Director's Deferred Share Award under the Prudential Annual Incentive Plan

Priscilla Vacassin 56 ordinary shares acquired in respect of shares held in Trust under the Director's Deferred Share Award under the Prudential Annual Incentive Plan

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Philip Broadley Less than 0.00005%

Sir David Clementi Less than 0.00002%

 Clark Manning Less than 0.00002%

Michael McLintock Less than 0.0002%

Roberto Mendoza Less than 0.0002%

Mark Norbom Less than 0.00006%

Kathleen O'Donovan Less than 0.000005%

Nick Prettejohn Less than 0.00000005%

Mark Tucker Less than 0.00009%

Rebecca Burrows Less than 0.00001%

Peter Maynard Less than 0.00003%

 Priscilla Vacassin Less than 0.000003%

11. Number of shares, debentures or financial instruments relating to shares disposed

.....................................

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

.....................................

13. Price per share or value of transaction

690.6p

14. Date and place of transaction

26 May 2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Philip Broadley 595,863 (Less than 0.03%)

Sir David Clementi 28,278(Less than 0.002%)

 Clark Manning 533,715 (Less than 0.03%)

 Michael McLintock 460,750 (Less than 0.02%)

Roberto Mendoza 211,491 (Less than 0.009%)

Mark Norbom 1,020,347 (Less than 0.05%)

Kathleen O'Donovan 10,753 (Less than 0.0005%)

Nick Prettejohn 74,071 (Less than 0.004%)

Mark Tucker 554,706 (Less than 0.03%)

Rebecca Burrows 171,019 (Less than 0.008%)

Peter Maynard 363,587 (Less than 0.02%)

Priscilla Vacassin 151,670 (Less than 0.007%)

16. Date issuer informed of transaction

26 May 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

.....................................

18. Period during which or date on which it can be exercised

.....................................

19. Total amount paid (if any) for grant of the option

.....................................

20. Description of shares or debentures involved (class and number)

.....................................

.....................................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

.....................................

22. Total number of shares or debentures over which options held following notification

.....................................

23. Any additional information

.....................................

24. Name of contact and telephone number for queries

Jennie Webb, Group Secretarial, 020 7548 2027

Name and signature of duly authorised officer of issuer responsible for making notification

Susan Henderson, Deputy Group Secretary, 020 7548 3805

Date of notification

26 May 2006

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America

END

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 26 MAY 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Susan Henderson
                                              Deputy Group Secretary